Ecopetrol Group Releases Its First Financial Sustainability Report, Incorporating Reference Elements from the International Sustainability Standards Board (ISSB) Framework

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that it has published its first 2024 Financial Sustainability Report, in line with its commitment to transparency, sustainable value creation, and a fair and equitable energy transition for the country.

This document marks a milestone in the evolution of sustainability disclosure practices by consolidating the content previously presented separately under the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and the metrics of the Sustainability Accounting Standards Board (SASB) into a single report, incorporating reference elements from the International Sustainability Standards Board (“ISSB”) framework.

This unified report has been implemented in response to the need to simplify, standardize, and enhance the value of sustainability information disclosed to the market. It is structured around the Ecopetrol’s pillars of governance, strategy, risk and opportunity management, metrics, and targets.

The full report is available at the following link:

https://www.ecopetrol.com.co/wps/portal/Home/sostecnibilidad/reportes-estandares/Informesgestionsostenibilidad

Bogota D.C., November 10, 2025

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co